UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Chemspec International Limited

(Name of Issuer)

Chemspec International Limited

Halogen Limited

Halogen Mergersub Limited

Jianhua Yang

Primavera Capital (Cayman) Fund I L.P.

Weinian Qi

Yunlong Yuan

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.01 per share

American Depositary Shares, each representing 60 Ordinary Shares

(Title of Class of Securities)

163868102*

(CUSIP Number)

Chemspec International Limited Zixin Wang No. 200, Wu Wei Road, Shanghai 200331 People’s Republic of China +86 (21) 6363 9090	Jianhua Yang No. 200, Wu Wei Road Shanghai 200331 People’s Republic of China +86 (21) 6363 9090	Primavera Capital (Cayman) Fund I L.P. Jie Lian Lawrence Wang Suite 5801, Two International Finance Centre 8 Finance Street Central, Hong Kong +852 3767 5001

Yunlong Yuan No. 200, Wu Wei Road Shanghai 200331 People’s Republic of China +86 (21) 6363 9090		Weinian Qi No. 200, Wu Wei Road Shanghai 200331 People’s Republic of China +86 (21) 6363 9090

Halogen Limited Jie Lian Lawrence Wang Suite 5801, Two International Finance Centre 8 Finance Street Central, Hong Kong +852 3767 5001		Halogen Mergersub Limited Jie Lian Lawrence Wang Suite 5801, Two International Finance Centre 8 Finance Street Central, Hong Kong +852 3767 5001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*	This CUSIP applies to American Depositary Shares, each representing 60 Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

With copies to:

Gregory D. Puff, Esq. Shearman & Sterling LLP 12th Floor, Gloucester Tower The Landmark, 15 Queen’s Road, Central Hong Kong	Douglas C. Markel, Esq. Simpson Thacher & Bartlett LLP 3919 China World Tower 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China	Timothy Gardner Latham & Watkins 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$125,440,620.89	$14,563.66

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.1350 for 920,650,299 outstanding ordinary shares of the issuer subject to the transaction plus (b) the product of 340,068 options to purchase American Depositary Shares (“ADSs”) as of July 1, 2011 (assuming no cancellations, retirements or new issuances) multiplied by $3.39 per ADS (which is the difference between $8.10 per ADS merger consideration and the weighted average exercise price of $4.71 per ADS ((a) and (b) together, the “Transaction Valuation”)).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #5 for Fiscal Year 2011, was calculated by multiplying the Transaction Valuation by 0.0001161.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,500.00

Form or Registration No.: S-8

Filing Party: Chemspec International Limited

Date Filed: May 5, 2010

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) amends the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “Transaction Statement”), and is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Chemspec International Limited, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value HK$0.01 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American Depositary Shares (“ADSs”), each ADS representing 60 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Dr. Jianhua Yang, chairman of the board of directors and chief executive officer of the Company, (c) Primavera Capital (Cayman) Fund I L.P. (“Primavera”), a limited partnership organized under the laws of the Cayman Islands, (d) Mr. Weinian Qi, a management member of the Company, (e) Mr. Yunlong Yuan, a management member of the Company, (f) Halogen Limited, a Cayman Islands company (“Parent”) beneficially owned by Dr. Jianhua Yang and Primavera, and (g) Halogen Mergersub Limited, a Cayman Islands company and wholly owned subsidiary of Parent (“Merger Sub”).

This Transaction Statement relates to the agreement and plan of merger dated as of March 21, 2011 (the “merger agreement”), by and among the Company, Parent, Merger Sub and Dr. Jianhua Yang.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

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Item 15	Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On August 15, 2011, at 9:30 a.m. (Shanghai time), an extraordinary general meeting of shareholders of the Company was held at No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to approve the merger and approve and adopt the merger agreement and the other transactions contemplated thereby.

On August 15, 2011, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of August 19, 2011, pursuant to which the merger of Merger Sub with and into the Company became effective on August 19, 2011. As a result of the merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

At the effective time of the merger, each Share, issued and outstanding immediately prior to the effectiveness of the merger, was cancelled in exchange for the right to receive $0.1350 per Share and each ADS represents the right to receive $8.10 per ADS (less 5¢ per ADS cancellation fees payable by holders of ADSs), in each case in cash without interest, excluding (i) Shares beneficially owned by Dr. Jianhua Yang or any person controlled by Dr. Jianhua Yang prior to the effective time of the merger; (ii) Shares beneficially owned by Mr. Weinian Qi or Mr. Yunlong Yuan or any person controlled by either of the foregoing prior to the effective time of the merger; or (iii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law. In addition, except as otherwise agreed to by the surviving company and the holder of an option, each outstanding vested option to purchase Shares under the Company’s share incentive plan adopted as of January 1, 2008 was cancelled and converted into the right to receive a cash payment equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $0.1350 exceeds the exercise price per Share of such vested option, without interest and less any applicable withholding taxes, and each outstanding unvested option to purchase Shares under the Company’s share incentive plan was cancelled and converted into the right to receive a restricted cash award in the amount equal to the number of Shares underlying such option multiplied by the amount by which $0.1350 exceeds the exercise price per Share of such unvested option. Such restricted cash awards are subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards are not transferrable. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash award will be delivered to the holder of such restricted cash award, without interest and less any applicable withholding taxes. At the effective time of the merger, the separate corporate existence of Merger Sub ceased.

As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NYSE. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated July 11, 2011 (the “Proxy Statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*

(a)-(3) Form of Proxy Card, incorporated herein by reference to Annex E of the Proxy Statement.*

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to Annex F of the Proxy Statement.*

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(a)-(5) Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to Annex G of the Proxy Statement.*

(a)-(6) Press Release dated March 21, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 21, 2011.*

(a)-(7) Press Release dated July 11, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 11, 2011.

(a)-(8) Press Release dated August 15, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 15, 2011.

(a)-(9) Press Release dated August 19, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 19, 2011.

(b)-(1) Facility Agreement dated as of March 21, 2011, by and among Parent, Merger Sub and Standard Chartered Bank (Hong Kong) Limited, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(b)-(2) Equity Commitment Letter dated as of March 21, 2011, by and between Parent and Primavera, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(b)-(3) Equity Commitment Letter dated as of March 21, 2011, by and between Parent and Dr. Jianhua Yang, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(c)-(1) Opinion of Houlihan Lokey (China) Limited, dated March 19, 2011, incorporated herein by reference to Annex B of the Proxy Statement.*

(c)-(2) Discussion Materials prepared by Houlihan Lokey for discussion with the independent committee of the board of directors of the Company, dated March 18, 2011.*

(d)-(1) Agreement and Plan of Merger dated as of March 21, 2011, by and among the Company, Dr. Jianhua Yang, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*

(d)-(2) Support Agreement dated as of March 21, 2011, by and among Primavera SPV Ltd., Dr. Jianhua Yang, Credit Suisse Trust Limited and Wise Lion Limited, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(d)-(3) Delegation of Voting Power Agreement dated as of March 21, 2011, by and among Credit Suisse Trust Limited, Primavera SPV Ltd. and Dr. Jianhua Yang.*

(d)-(4) Limited Guaranty dated as of March 21, 2011, by Primavera in favor of the Company, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

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(d)-(5) Limited Guaranty dated as of March 21, 2011, by Dr. Jianhua Yang in favor of the Company, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(d)-(6) Letter Agreement dated as of March 21, 2011, by and among Dr. Jianhua Yang, Primavera SPV Ltd., Mr. Yunlong Yuan and Mr. Weinian Qi, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled “Dissenters’ Rights” in the Proxy Statement.*

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), incorporated herein by reference to Annex C to the Proxy Statement.*

(g) Not applicable.

*	Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2011

Chemspec International Limited

By:	/s/ Zixin Wang
Name: Zixin Wang
Title: Vice President and Director

Halogen Limited

By:	/s/ Jianhua Yang
Name: Jianhua Yang
Title: Director

By:	/s/ Jie Lian
Name: Jie Lian
Title: Director

Halogen Mergersub Limited

By:	/s/ Jianhua Yang
Name: Jianhua Yang
Title: Director

By:	/s/ Jie Lian
Name: Jie Lian
Title: Director

Primavera Capital (Cayman) Fund I L.P.

By:	Primavera Capital (Cayman) GP1 L.P., its General Partner

By:	Primavera (Cayman) GP1 Ltd, its General Partner

/s/ Fred Hu
Name: Fred Hu
Title: Director

Jianhua Yang

By:	/s/ Jianhua Yang
Name: Jianhua Yang

Weinian Qi

By:	/s/ Weinian Qi
Name: Weinian Qi

Yunlong Yuan

By:	/s/ Yunlong Yuan
Name: Yunlong Yuan

Exhibit Index

(a)-(1) Proxy Statement of the Company dated July 11, 2011 (the “Proxy Statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*

(a)-(3) Form of Proxy Card, incorporated herein by reference to Annex E of the Proxy Statement.*

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to Annex F of the Proxy Statement.*

(a)-(5) Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to Annex G of the Proxy Statement.*

(a)-(6) Press Release dated March 21, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 21, 2011.*

(a)-(7) Press Release dated July 11, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 11, 2011.

(a)-(8) Press Release dated August 15, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 15, 2011.

(a)-(9) Press Release dated August 19, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 19, 2011.

(b)-(1) Facility Agreement dated as of March 21, 2011, by and among Parent, Merger Sub and Standard Chartered Bank (Hong Kong) Limited, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(b)-(2) Equity Commitment Letter dated as of March 21, 2011, by and between Parent and Primavera, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(b)-(3) Equity Commitment Letter dated as of March 21, 2011, by and between Parent and Dr. Jianhua Yang, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(c)-(1) Opinion of Houlihan Lokey (China) Limited, dated March 19, 2011, incorporated herein by reference to Annex B of the Proxy Statement.*

(c)-(2) Discussion Materials prepared by Houlihan Lokey for discussion with the independent committee of the board of directors of the Company, dated March 18, 2011.*

(d)-(1) Agreement and Plan of Merger dated as of March 21, 2011, by and among the Company, Dr. Jianhua Yang, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*

(d)-(2) Support Agreement dated as of March 21, 2011, by and among Primavera SPV Ltd., Dr. Jianhua Yang, Credit Suisse Trust Limited and Wise Lion Limited, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(d)-(3) Delegation of Voting Power Agreement dated as of March 21, 2011, by and among Credit Suisse Trust Limited, Primavera SPV Ltd. and Dr. Jianhua Yang.*

(d)-(4) Limited Guaranty dated as of March 21, 2011, by Primavera in favor of the Company, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(d)-(5) Limited Guaranty dated as of March 21, 2011, by Dr. Jianhua Yang in favor of the Company, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(d)-(6) Letter Agreement dated as of March 21, 2011, by and among Dr. Jianhua Yang, Primavera SPV Ltd., Mr. Yunlong Yuan and Mr. Weinian Qi, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.*

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled “Dissenters’ Rights” in the Proxy Statement.*

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), incorporated herein by reference to Annex C to the Proxy Statement.*

(g) Not applicable.

*	Previously filed.